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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MITCHAM INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

606501104

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 606501104

1.	Name of Reporting Person: R. Chaney & Partners IV L.P. [1]		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

[1]	R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G as members of a group.

13G
CUSIP No. 606501104

1.	Name of Reporting Person: R. Chaney & Partners III L.P. [2]		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

[2]	R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G as members of a group.

13G
CUSIP No. 606501104

1.	Name of Reporting Person: R. Chaney Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 606501104

1.	Name of Reporting Person: R. Chaney & Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 606501104

1.	Name of Reporting Person: Robert H. Chaney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of issuer: Mitcham Industries, Inc.

(b)	Address of issuer’s principal executive offices: 8141 SH 75 South, P.O. Box 1175, Huntsville, Texas 77342.

Item 2.

(a)	Name of persons filing:

This Schedule 13G is being filed by R. Chaney & Partners IV L.P. (“Fund IV”), R. Chaney & Partners III L.P. (“Fund III”), R. Chaney Investments, Inc. (“Investments”), R. Chaney & Partners, Inc. (“Partners”), and Robert H. Chaney. Fund IV and Fund III are filing this Schedule 13G as members of a group. Investments is the sole general partner of Fund IV, and Partners is the sole general partner of Fund III. Mr. Chaney is the sole shareholder of Investments and Partners.

(b)	Address of principal business office:

The address of the principal business office of each of Fund IV, Fund III, Investments, Partners and Mr. Chaney is 6363 Woodway, Suite 960, Houston, Texas 77057.

(c)	Citizenship:

Fund IV and Fund III are both limited partnerships formed under the laws of Delaware. Investments and Partners are corporations organized under the laws of Texas. Mr. Chaney is a citizen of the United States of America.

(d)	Title of class of Securities: Common Stock

(e)	CUSIP Number: 606501104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c) The reporting persons have disposed of all of the issuer’s securities and thus are no longer beneficial owners of such securities.

Item 5. Ownership of Five Percent or Less of a Class

     If, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Fund III and Fund IV are filing as members of a group. See Exhibit 99.1 attached hereto for the identification and relationship of the parties.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2005	R. CHANEY & PARTNERS IV L.P.

	By:	R. Chaney Investments, Inc., General Partner;

	By:	/s/ Robert H. Chaney
		Name:	Robert H. Chaney
		Title:	President and Chief Executive Officer

R. CHANEY INVESTMENTS, INC.
	By:	/s/ Robert H. Chaney
		Name:	Robert H. Chaney
		Title:	President and Chief Executive Officer

R. CHANEY & PARTNERS III L.P.

	By:	R. Chaney & Partners, Inc., General Partner
	By:	/s/Robert H. Chaney
		Name:	Robert H. Chaney
		Title:	President and Chief Executive Officer

R. CHANEY & PARTNERS, INC.
	By:	/s/ Robert H. Chaney
		Name:	Robert H. Chaney
		Title:	President and Chief Executive Officer

/s/ Robert H. Chaney
Robert H. Chaney

INDEX TO EXHIBITS

Exhibit No.	Description

10.1	Joint Reporting Agreement dated as of March 3,1998 by and among R. Chaney & Partners IV L.P., R. Chaney Investments, Inc., R. Chaney & Partners III L.P., R. Chaney & Partners, Inc. and Robert H. Chaney.

99.1	Identification of members of a group.